Exhibit 99.135

Q1 2021

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended February 28, 2021

Expressed in thousands of Canadian Dollars except share amounts

TSX: VLNS
OTCQX: VLNCF

The Valens Company Inc.

THE VALENS COMPANY INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

For the Three Months Ended February 28, 2021

(Expressed in Thousands of Canadian Dollars Except Share Amounts)

The following management's discussion and analysis ("MD&A") of the financial condition and results of the operations of The Valens Company Inc. (the “Company”) constitutes management's review of the factors that affected the Company's financial and operating performance for the three-month period ended February 28, 2021. This MD&A has been prepared in compliance with the requirements of National Instrument 51-102 - Continuous Disclosure Obligations. This discussion should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three-month periods ended February 28, 2021 and February 29, 2020 together with the notes thereto and the audited annual consolidated financial statements for the Company for the years ended November 30, 2020 and 2019 together with the notes thereto. The results for the three-months period ended February 28, 2021 are not necessarily indicative of the results that may be expected for any future period.

All financial information contained in this MD&A is current as of April 14, 2021 unless otherwise stated.

All financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in thousands of Canadian dollars, unless otherwise specified.

Additional information regarding the Company is available on SEDAR at www.sedar.com, and the Company’s website www.thevalenscompany.com. The date of this MD&A is April 14, 2021.

FORWARD-LOOKING INFORMATION

Inherent in forward-looking statements involve known and unknown risks, and factors may include, but are not limited to: unavailability of financing, changes in government regulation, general economic condition, general business conditions, limited time being devoted to business by directors, escalating professional fees, escalating transaction costs, competition, fluctuation in foreign exchange rates, stock market volatility, unanticipated operating events and liabilities inherent in industry.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward- looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the following assumptions: that there is no material deterioration in general business and economic conditions; that there is no unanticipated fluctuation of interest rates and foreign exchange rates; that the supply and demand for, deliveries of, and the level and volatility of biomass, bulk cannabis oil and consumer packaged goods prices develop as expected; that the Company receives regulatory and governmental approvals as are necessary on a timely basis; that the Company is able to obtain financing as necessary on reasonable terms; that there is no unforeseen deterioration in the Company’s activity costs; that the Company is able to procure equipment and supplies, as necessary, in sufficient quantities and on a timely basis; that there are no unanticipated changes to market competition; that no environmental and other proceedings or disputes arise; and that the Company maintains its ongoing relations with its employees, consultants and advisors.

Readers are cautioned that the foregoing list of important factors and assumptions is not exhaustive.

Management Discussion & Analysis

The global pandemic related to an outbreak of the novel coronavirus disease (“COVID-19”) has cast uncertainty on each of these assumptions. There can be no assurance that they continue to be valid. The situation is dynamic and the ultimate duration and magnitude of the impact of COVID-19 on the economy and the financial effect on our business remain unknown at this time. These impacts could include, amongst others, an impact on our ability to obtain debt or equity financing, increased credit risk on receivables, impairment of investments, net realizable value of inventory, impairments in the value of our long-lived assets, or potential future decreases in revenue or profitability of our ongoing operations. See “Risk Factors”.

Forward-looking statements are not guarantees of future performance. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, except as may be required under applicable laws.

The forward-looking statements contained herein are based on information available as of April 14, 2021.

COMPANY OVERVIEW

The Valens Company Inc. was incorporated under the laws of British Columbia on January 14, 1981. On June 18, 2020, the Company completed a continuance under the Canada Business Corporations Act (“CBCA”), making the Company a federal corporation governed by the CBCA. At the same time, the Company changed its name from Valens GroWorks Corp. to The Valens Company Inc. The Company’s common shares trade under the trading symbol “VLNS” on the Toronto Stock Exchange (“TSX”) and under the trading symbol “VLNCF” on the OTC Markets. The Company delivers a diverse suite of extraction methodologies and end-to-end development and manufacturing of innovative, cannabinoid-based products. The Company also provides analytical testing services to third party licensed producers in the cannabis space through its ISO 17025 accredited analytical lab.

The Company operates through its five wholly-owned subsidiaries, Valens Agritech Ltd. (“VAL”), Valens Labs Ltd. (“Labs”) and Valens Farms Ltd. (“Farms”), all based in the Okanagan Valley of British Columbia, Southern Cliff Brands Inc. (“Pommies”) in the greater Toronto area of Ontario and Valens Australia Pty Ltd. (“VAPL”) in Australia.

VAL was incorporated under the Business Corporations Act of the Province of British Columbia on April 14, 2014. On November 2, 2016, the Company completed the acquisition of VAL pursuant to a share exchange agreement dated October 31, 2016. VAL, was granted its Licensed Producer (“LP”) license to cultivate and produce oil under the Access to Cannabis for Medical Purposes Regulations and subsequently, a standard processing and standard cultivation license under the Cannabis Act. This license was subsequently amended by Health Canada to permit sales directly to provinces and territories, sales of dried cannabis products to authorized provincial and territorial retailers, and the addition of the second production facility in Kelowna. VAL also holds an analytical testing license and received a cannabis research license from Health Canada under the Cannabis Act.

Labs was incorporated under the Business Corporations Act of the Province of British Columbia on October 18, 2018 to provide sector-leading analytical and proprietary testing services. Labs, in collaboration with Thermo Fisher Scientific (Mississauga) Inc., is developing a “Centre of Excellence in Plant Based Medicine Analytics” at the Company’s 25,000 square foot facility in Kelowna, B.C.

Farms was incorporated under the Business Corporations Act of the Province of British Columbia on July 19, 2018. Farms currently holds the real estate interest of the Company’s processing facilities in Kelowna, BC.

On April 23, 2019, the Company acquired Straight Fire Consulting LLC (“Straight Fire”). On the date of acquisition, Straight Fire did not have any assets or liabilities. The Company is in the process of dissolving Straight Fire.

On November 8, 2019, the Company acquired 100% of the shares of Pommies. Pommies is an Ontario based manufacturer and distributer of alcoholic beverages within the cider industry. Pommies is also a mature cannabis micro-processing license applicant.

On June 26, 2020, VAPL was incorporated under the laws of Western Australia to begin to develop the Company’s presence in the Australian market.

Management Discussion & Analysis

CORPORATE HIGHLIGHTS

International Expansion Initiatives

Australia

Effective May 14, 2020, the Company entered into a five-year non-exclusive distribution agreement with Cannvalate Pty Ltd. (“Cannvalate”). This agreement provides the Company strategic access to the Australian market, the second largest legalized cannabis market outside of North America through a preferred supplier relationship with Cannvalate and the establishment of an asset light operating platform in Australia. The agreement is based on a pay for performance model, providing Cannvalate achieves milestones based on certain financial targets and facility construction and licensing timelines outlined in the agreement.

The Company’s wholly-owned subsidiary VAPL has received the wholesale licenses required to sell and supply Schedule 4 and Schedule 8 cannabis-derived products under its own title in accordance with the Drugs, Poisons and Controlled Substance Act 1981 in Australia. These wholesale licenses permit VAPL to provide premium derivative products containing Cannabidiol (CBD) and Tetrahydrocannabinol (THC) directly to the medicinal cannabis market in Australia. VAPL also received the licenses required to import and export Schedule 4 and Schedule 8 cannabis-derived products in Australia.

The Company continues to monetize the agreement and leverage its relationship with Cannvalate to expand the distribution and range of products being supplied into the Australian market.

Domestic Expansion Initiatives

LYF Food Technologies

On March 5, 2021, the Company announced that it has closed the acquisition of all of the issued and outstanding shares of LYF Food Technologies Inc. (" LYF ") in a cash and share transaction for closing consideration of $24,900 plus up to an additional $17,500 in consideration payable upon the business achieving certain earn-out EBITDA milestones. The earn-out payment to the vendors of LYF is capped at $17,500 to be settled in cash or common shares at the discretion of the Company based on the following schedule:

EBITDA Milestone #	Amount ($)	Deadline	Settlement
#1	2,500	February 28, 2022	1,282,051 of the Company’s common shares
#2	5,000	February 28, 2022	Cash or common shares based on the 20 day variable weighted average price prior to period milestone is achieved.
#3	5,000	February 28, 2023	Cash or common shares based on the 20 day variable weighted average price prior to period milestone is achieved.
#4	5,000	February 28, 2023	Cash or common shares based on the 20 day variable weighted average price prior to period milestone is achieved.

LYF is a premier edibles manufacturer based in Kelowna, British Columbia with expertise in novel product creation, white label manufacturing and infusion technologies. LYF operates from a licensed 10,500 square foot production facility with a product development and manufacturing platform focused on consumer-driven innovation, and product safety and consistency.

Provincial and territorial distribution expansion

In addition to the existing provincial and territorial distribution channels in British Columbia, Alberta, Saskatchewan and Ontario, the Company has commenced its first listings of cannabis derivative products in Manitoba and New Brunswick.

K2 Facility Expansion

The Company has commenced its first shipments of cannabis derivative products from its newly-operational K2 Facility, including a wide range of products such as crumble, beverages, THC drops, vapes, and tinctures. Currently, the Company has commissioned the manufacturing of vapes, tinctures, beverages, and bath bombs in the K2 Facility. Valens intends to further operationalize the facility over the next few quarters to increase the production, packaging, and shipping of its existing portfolio, as well as a number of soon-to-be launched product formats such as hash and pre-rolls.

Management Discussion & Analysis

Pommies Facility Expansion

Construction and retrofitting of the Pommies facility for use in the production of cannabinoid-based beverages is progressing and management anticipates that this facility will be operational late in the second quarter of 2021. The budget for the construction and retrofitting for the facility including equipment purchases was approximately $6,000. Of this amount, the Company has spent approximately $2,000 of the balance to date with a remaining amount to spend of $4,000, which includes

$500 required to be spent on equipment for the facility to become fully operational.

On February 23, 2021 the Company submitted a site evidence package to Health Canada under its existing micro-processing application for the Pommies facility. Management currently anticipates that the micro-processing license application submitted by Pommies will be approved by Health Canada in the second quarter of 2021.

The earn-out payout to the vendors of Pommies pursuant to the Pommies Acquisition is capped at $500 cash and 345,172 Common Shares that will be proportionally earned upon the achievement of each of the following milestones: (i) receipt of the Micro-Processing License, (ii) the amendment to VAL’s existing Health Canada standard processing license to permit sales, (iii) production of a target number of revenue earning units, and (iv) achieving a trailing twelve month EBITDA target. No earn-out milestones pursuant to the Pommies Acquisition have been fulfilled at this time.

Please see the chart below for a full summary and status update of the various construction and licensing milestones, related approximate spends to date, and anticipated further amounts required to be spent prior to project completion, for each of (i) the K2 Facility and (ii) the Pommies Facility.

Project	Milestones	Status	Spend To Date	Remaining Spend	Anticipated or Confirmed Quarter of Completion
K2 Facility	Completion of construction / equipment fit up	Substantially complete	$29,000	$3,000	Q2, 2021 (anticipated)
	Amendment to VAL’s existing Health Canada standard processing license to include a second facility	Complete	N/A	N/A	Completed in Q1, 2021
	Facility operational / revenue generating	Complete	N/A	N/A	Completed in Q1, 2021
Construction and retrofit of the Pommies Facility	Completion of construction / equipment fit up	In Progress	$2,000	$4,000	Q2, 2021 (anticipated)
	Approval of Micro- Processing License	In Progress	N/A	N/A	Q2, 2021 (anticipated)
	Facility operational / revenue generating	Not yet commenced	N/A	N/A	Q2, 2021 (anticipated)

Management Discussion & Analysis

White Label Manufacturing Partnerships

During the three months ended February 28, 2021, the Company further expanded product offerings and operations with the following industry partners:

•	Verse Cannabis In addition to the current product line offering, in the first quarter of 2021 the Company began shipping three new vape SKUs, two SKUs of THC and CBD water-soluble drink drops and cannabis soft chew edible products.

•	Nuance The Company expanded the product lineup to include CBD 100, a high potency CBD-dominant oil, available in the Medical Cannabis by Shoppers marketplace.

Subsequent to the three months ended February 28, 2021:

•	Rubicon Organics initial one-year manufacturing and distribution agreement to manufacture vape cartridges across three existing Rubicon brands; Simply Bare Organics, 1963, and Lab Theory, with the potential to later produce other innovative products. The Rubicon Organics agreement follows a fee for service basis and automatically renews for two subsequent one year terms.

•	Experion Biotechnologies Inc The Company entered into an initial two-year agreement to provide end-to-end pre-roll manufacturing and product distribution services under Experion’s Citizen Stash brand. The Experion Biotechnologies Inc agreement follows a fee for service basis and automatically renews for subsequent one year terms.

•	The Company continues to focus on analyzing SKUs and sales velocity of existing products that have proven to lead within their respective categories of the Canadian market. Based on this analysis the Company made the following decisions:

o	TREC Brands Inc. The Company gave six months notice to TREC of their intention to terminate the previously announced custom manufacturing agreement.

o	BRNT Ltd. The Company and BRNT mutually agreed to enter into an agreement to terminate the previously announced custom manufacturing agreement.

Production and Operational Highlights

The Company remains one of the largest cannabis extraction and custom manufacturing companies in Canada. In the first quarter of 2021, the Company continued to successfully execute on the shift in focus away from third party toll extraction processing to the formulation, manufacturing and launching of product SKUs into the cannabis 2.0 market for our industry partners.

The Company processed the following input cannabis and hemp biomass and produced the following cannabis 2.0 product SKUs over the last four consecutive quarters ended February 28, 2021.

	For the three months ended
	February 28, 2021	November 30, 2020	August 31, 2020	May 31, 2020
Biomass extracted (kilograms)	17,813	10,311	8,054	30,059
% change over the prior period	73%	28%	(73)%	51%

Product SKUs manufactured (#)	53	62	56	36
% change over the prior period	(15)%	11%	56%	300%

Health Canada – Licensing

On February 10, 2021, one of the Company’s wholly owned subsidiaries, VAL, received an amendment to its existing Health Canada standard processing license to permit the sale of dried cannabis products to authorized provincial and territorial retailers in Canada.

On February 23, 2021 the Company submitted a site evidence package to Health Canada under its existing micro-processing application for the Pommies facility.

Management Discussion & Analysis

COVID-19 Pandemic

On March 11, 2020, the World Health Organization (“WHO”) declared the COVID-19 outbreak a pandemic. The continued spread of COVID-19 nationally and globally could have an adverse impact on our business, operations and financial results, including through disruptions in our processing activities, supply chains and sales channels, as well as a deterioration of general economic conditions including a possible national or global recession.

The Company takes the health and safety of our people very seriously. Wherever feasible, the Company transferred personnel and functions from on-site to home-based platforms. For any functions which are required to remain on site we increased our focus on social distancing, utilization of personal protective equipment and additional hand sanitizing stations throughout our manufacturing and administrative facilities. In addition, travel restrictions have been put in place and visitor access has been restricted to our facility.

During the three months ended February 28, 2021, the Company was impacted by the overall market uncertainty as a result of COVID-19, through reduced shipments of biomass from extraction partners and reduced demand for bulk winterized and distillate oil as our partners adjusted their workforce and operations to manage through the uncertainty created by the pandemic.

Due to the continued uncertainty of the pandemic’s magnitude, outcome and duration, it is not possible to estimate the future impact on our business, operations or financial results; however, the impact could be material.

Debt and Equity Transactions for the three months ended February 28, 2021

On January 29, 2021, the Company closed a bought deal financing, pursuant to which the Company issued 19,364,000 units valued at $39,696 which were comprised of one common share of the Company and one-half share purchase warrant. Each full share purchase warrant is exercisable at a price of $2.55 per share for a period of thirty-six months from the date of closing. In connection with the financing, the Company incurred share issuance costs $2,929.

On May 29, 2020, the Company entered into a syndicated credit facility (the “Credit Facility”) with a pair of Canadian Financial Institutions (together, the “Lenders”). As of February 28, 2021, there remains a balance outstanding under the term loan facility of $9,000 and the secured revolving facility of up to $10,000 remains undrawn. As of February 28, 2021, the Company was in breach of certain financial covenants under the credit facility. Accordingly, the remaining balance outstanding under the term facility of $9,000 was classified as current and recorded at the amount due on demand on the Company’s balance sheet. The Company continues to work with the Lenders to amend certain covenants and obtain a waiver for the period ending February 28, 2021. The Company continues to have a strong financial position which provides the Company the flexibility to repay the facility in full at any time.

SELECTED FINANCIAL INFORMATION

Selected Consolidated Statements of Loss Information	February 28, 2021 $	February 29, 2020 $
Revenue	21,774	31,980
Excise taxes	(1,760)	-
Net revenue	20,014	31,980
Gross profit	4,768	18,086
Gross profit %	21.9%	56.6%
Operating expenses	11,915	11,525
Other (income) expenses	(24)	1,050
Provision for (recovery of) income taxes	(970)	2,968
Income (loss) and comprehensive income (loss)	(6,153)	2,543
Income (loss) and comprehensive income (loss) per share – basic	(0.05)	0.02
Income (loss) and comprehensive income (loss) per share – diluted	(0.05)	0.02
Weighted average number of shares outstanding – basic	135,672,295	125,698,005
Weighted average number of shares outstanding – diluted	135,672,295	129,099,353
Adjusted gross profit(1)	5,120	20,511
Adjusted gross profit %(1)	23.5%	64.1%
Adjusted EBITDA(2)	(2,241)	14,282
Adjusted EBITDA % (2)	(10.3)%	44.7%

(1) Management has adjusted the presentation of gross profit for the inventory valuation allowance which is a non-IFRS financial measure discussed in “Non-IFRS Measures” section below.

(2) Management has defined adjusted EBITDA as income (loss) and comprehensive income (loss) for the period before interest, taxes, depreciation and amortization adjusted for other one-time and non-cash items, which is a non-IFRS measure discussed in the “Non-IFRS Measures” section below.

Management Discussion & Analysis

Selected Consolidated Statements of Financial Position Information	February 28, 2021	November 30, 2020
Cash	49,300	20,344
Marketable securities and derivatives	-	1,032
Inventory	14,275	14,383
Other working capital	14,204	22,858
Non-current assets	92,662	89,098
Non-current liabilities	10,789	20,329
Equity	159,652	127,386

NON-IFRS MEASURES

Management has included certain non-IFRS performance measures in this MD&A, as defined in this section. Management employs these measures internally to measure our operating and financial performance. Management believes these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IRFS, enable investors to evaluate the Company’s operating results, underlying performance and future prospects in a manner similar to management.

There are no standardized methods of calculating these non-IFRS measures, managements methods may differ from those used by others, and accordingly, these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”)

The Company has identified adjusted EBITDA as a relevant industry performance indicator. Adjusted EBITDA is a non-IFRS financial measure used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines adjusted EBITDA as income (loss) and comprehensive income (loss) from operations, as reported, before interest, tax, depreciation and amortization, and adjusted for removing share-based payments, realized gains and losses from short term investments and liabilities, and other non-cash items including impairment losses. Management believes this measure provides useful information as it is a commonly used measure in the capital markets to approximate operating earnings. See table below for determination of specific components of Adjusted EBITDA.

	For the three months ended
Adjusted EBITDA (non-IFRS measure)	February 28, 2021 $	February 29, 2020 $
Income (loss) and comprehensive income (loss) for the period	(6,153)	2,543
Adjustments:
Financing cost	178	26
Interest income	(267)	(251)
Provision for (recovery of) income taxes	(970)	2,968
Depreciation and amortization (per statement of cash flows)	2,824	2,576
Share-based payments	1,730	2,719
Accretion	704	133
Foreign exchange (gain) loss	(210)	212
Inventory valuation allowance	352	2,425
Joint venture termination costs	-	931
Gain on disposal of capital assets	(34)	-
Gain on marketable securities and derivatives	(395)	-
	3,912	11,739
Adjusted EBITDA	(2,241)	14,282

For the three months ended February 28, 2021, adjusted EBITDA decreased by $16,523 over the same period in fiscal 2020, as a result of the Company’s continued transition away from toll extraction services to a consumer product development and manufacturing platform, including bulk cannabis oil sales.

Management Discussion & Analysis

Adjusted Gross Profit

Management utilizes this measure to provide a representation of performance in the period by excluding the inventory impairment measurement adjustments as required by IFRS. Management believes this measure provides useful information as it represents gross profit for management purposes based on costs to manufacture, package and ship inventory sold, exclusive of any impairments due to changes in internal or external influences impacting the net realizable value of inventory.

	For the three months ended
Adjusted Gross Profit (non-IFRS measure)	February 28, 2021 $	February 29, 2020 $
Gross profit for the period	4,768	18,086
Inventory valuation allowance	352	2,425
Adjusted gross profit	5,120	20,511

SEGMENTED INFORMATION

The Company has three reportable segments, cannabis operations, analytical testing and corporate, which is the way the Company reports information to its chief decision makers and Board of Directors.

Cannabis operations processing segment includes the extraction, post-processing, and white label manufacturing sales transactions under the standard processing and standard cultivation license issued by Health Canada. Segment assets include cash, inventories, and equipment relating to the Company’s extraction, post-processing and white label manufacturing facility in Kelowna, BC and beverage facility in Bolton, Ontario.

The analytical testing segment includes the provision of testing services for cannabis products under an analytical testing license provided by Health Canada. Segment assets include cash, inventories, and equipment relating to the Company’s laboratory facility located in Kelowna, BC.

The corporate segment includes corporate growth activities, administration, financial and other support to other business units and inter-segment eliminations.

The operating segments for the three months ended February 28, 2021 and February 29, 2020:

	February 28, 2021				February 29, 2020
	Cannabis Operations $	Analytical Testing $	Corporate $	Total $	Cannabis Operations $	Analytical Testing $	Corporate $	Total $
Net revenue	19,598	697	(281)	20,014	31,553	596	(169)	31,980
Cost of sales & inventory allowance	15,363	114	(231)	15,246	13,811	165	(82)	13,894
	4,235	583	(50)	4,768	17,742	431	(87)	18,086
Other operating expenses	7,745	223	3,947	11,915	6,437	144	4,944	11,525
	(3,510)	360	(3,997)	(7,147)	11,305	287	(5,031)	6,561
Non-operating (income) expense	(866)	14	(142)	(994)	3,404	67	547	4,018
Net income (loss)	(2,644)	346	(3,855)	(6,153)	7,901	220	(5,578)	2,543
Total assets	60,268	1,686	137,441	199,395	82,986	1,711	119,243	203,940
Total liabilities	15,695	515	23,533	39,743	46,388	143	13,825	60,356

Management Discussion & Analysis

The geographical breakdown for the three months ended February 28, 2021 and February 29, 2020:

	February 28, 2021			February 29, 2020
	Domestic $	Foreign $	Total $	Domestic $	Foreign $	Total $
Net revenue	19,957	57	20,014	31,980	-	31,980

Included in net revenue arising from the cannabis operations segment is $3,676 from Customer A, $3,439 from Customer B, $2,291 from Customer C, $2,276 from Customer D, and $2,129 from Customer E. Customers A through E each contributed 10 per cent or more to the Company’s net revenue for the three months ended February 28, 2021 (Three months ended February 29, 2020 – Customer F $7,493, Customer G $6,097, Customer C $5,271, Customer H $4,111, and Customer I $3,394).

SUMMARY OF RESULTS

Net revenue

Net revenue is comprised mainly of revenue from (“Cannabis Operations”) including proprietary and industry leading extraction services, white label product formulation and manufacturing, the sale of bulk winterized oil and distillate and the sale of cannabis 2.0 products. The Company also generates revenue from analytical testing from the Company’s ISO 17025 accredited lab.

Three Months Ended February 28. 2021 compared to November 30, 2020

Net revenue increased $3,970 or 24.7% to $20,014 for the three months ended February 28, 2021, compared to $16,044 in the previous quarter ended November 30, 2020. This increase in revenue was driven by a $3,992 increase in revenue from the Cannabis Operations which generated revenue of $19,598, compared to $15,606 in the previous quarter. Cannabis operations revenue associated with product sales increased $3,375 or 23.3% as a result of increased volume through the execution of white label product offerings and additional agreements with unlicensed partners. Product sales growth was also driven through provincial product sales, which increased 7.6% over the prior quarter as the company continues to execute on the transition away from a focus on toll processing to product development and manufacturing.

In addition, the Company generated $697 in revenue from analytical testing through the Company’s lab, compared to $731 in the previous quarter ended November 30, 2020, including $281, (three months ended November 30, 2020 - $293) in intercompany testing revenue as the volume of third party tests completed by the lab remained strong and consistent quarter over quarter.

Three Months Ended February 28, 2021 compared to February 29, 2020

Net revenue decreased $11,966 or 37.4% to $20,014 for the three months ended February 28, 2021, compared to revenues of $31,980 in the same period in fiscal 2020. This decrease in revenue was driven by Cannabis Operations of $19,598, compared to $31,553 in the same period in fiscal 2020. Cannabis operations revenue associated with toll extraction and co-packing decreased $14,576 or 89.3% as the Company continued to execute on its strategy of transitioning away from a focus on toll processing to a product development and manufacturing company. In addition to the shift in focus, the Company also incurred reduced shipments of biomass from extraction partners as partners adjusted their workforce and operations to manage through the uncertainty created by the COVID-19 pandemic. The continued execution of the product development and manufacturing strategy was highlighted by the increase in product sales of $2,621 or 17.2% with the scale up white label product formulation and manufacturing to include tinctures, vaporizers, beverages, drink drops, edibles, crumble and sourcing bulk winterized and distillate oil for our partners cannabis 2.0 products.

Management Discussion & Analysis

In addition, the Company generated $697 in revenue from analytical testing through the Company’s lab, compared to $596 in the same period in fiscal 2020, including $281, (three months ended February 29, 2020 - $169) in intercompany testing revenue as the volume of third-party tests increased compared to the same quarter last year.

Cost of sales, loss on onerous contracts, and inventory valuation allowance

Three Months Ended February 28. 2021 compared to November 30, 2020

Cost of sales, loss on onerous contracts, and inventory valuation allowance decreased $6,791 or 30.8% to $15,246 in the first quarter of fiscal 2021, compared to $22,037 in the previous quarter ended November 30, 2020. Cost of sales, loss on onerous contracts, and inventory valuation allowance for the Cannabis Operations was $15,363 compared to $22,117 in the previous quarter ended November 30, 2020. Cannabis Operations cost of sales are comprised of purchases of raw cannabis and hemp biomass, hardware and other product costs, packaging, analytical testing costs, shipping, consumables, wages and salaries including benefits, and an allocation of other operating expenses including facility overhead and depreciation costs. The Company recorded an inventory write-down of $352 for the three months ended February 28, 2021 relating to the repositioning of vape hardware utilized with certain industry partners, compared to $4,895 for the three months ended November 30, 2020. In addition, an onerous contract loss of $nil was recorded for the three months ended February 28, 2021 compared to $1,819 for the three months ended November 30, 2020, where the contractual costs and purchase obligations under two specific agreements exceeded the economic benefits expected to be received. In the fourth quarter of 2020 as the Company strategically repositioned its inventory, cost of sales were also impacted by $3,156 related to a loss on the sale of certain lots of bulk winterized and distillate oils where the carrying value of the inventory exceeded the revenue on the sale as a result of price compression in the fourth quarter of 2020.

The cost of sales from analytical testing was $114 compared to $165 in the previous quarter ended November 30, 2020. Analytical testing cost of sales is comprised of wages and salaries including benefits, consumables, and an allocation of other operating expenses including facility overhead and depreciation costs. The decrease in cost of sales from analytical testing in the quarter was driven largely by the decrease in costs associated with the number of tests completed.

Three Months Ended February 28, 2021 compared to February 29. 2020

Cost of sales and inventory valuation allowance increased $1,352 or 9.7% to $15,246 for the three months ended February 28, 2021, compared to $13,894 in the same period in fiscal 2020. Cost of sales and inventory valuation allowance for the Cannabis Operations was $15,363 compared to $13,811 in the same period in fiscal 2019. Cannabis Operations cost of sales are comprised of purchases of raw cannabis and hemp biomass, hardware and other product costs, packaging, analytical testing costs, shipping, consumables, wages and salaries including benefits, and an allocation of other operating expenses including facility overhead and depreciation costs. The Company recorded an inventory write-down of $352 for the three months ended February 28, 2021 compared to $2,425 for the three months ended February 29, 2020. Finally, there has been a lower mix of toll processing extraction volumes (and a higher mix of product sales volumes) in the first quarter of 2021 compared to the same period in 2020, resulting in a higher cost of sales.

The cost of sales from analytical testing was $114 compared to $165 in the same period in fiscal 2020. Analytical testing cost of sales is comprised of wages and salaries including benefits, consumables, and an allocation of other operating expenses including facility overhead and depreciation costs. The decrease in cost of sales from analytical testing in the quarter was driven largely by the allocation of a portion of the Canadian Emergency Wage Subsidy (“CEWS”) received by the Company.

Gross profit

Three Months Ended February 28. 2021 compared to November 30, 2020

Gross profit (loss) increased to $4,768 for the three months ended February 28, 2021, compared to ($5,993) in the previous quarter ended November 30, 2020. The gross profit (loss) from Cannabis Operations for the first quarter was $4,235 or 21.6% compared to ($6,511) or (41.7%) in the previous quarter ended November 30, 2020. The increase in gross margin was largely attributable to the inventory write down of $4,895, an onerous contract loss of $1,819 and a loss on the sale of certain lots of bulk winterized and distillate oils of $3,156 in the fourth quarter of 2020 compared to $352, $nil and $nil respectively in the first quarter.

Management Discussion & Analysis

The analytical testing operations saw an increase in gross profit dollars for the first quarter to $583 or 83.6% compared to $566 or 77.4% in the previous quarter ended November 30, 2020.

Three Months Ended February 28, 2021 compared to February 29. 2020

Gross profit decreased to $4,768 for the three months ended February 28, 2021, compared to $18,086 in the same period in fiscal 2020. The gross profit from Cannabis Operations for the first quarter of 2021 was $4,235 or 21.6% compared to $17,742 or 56.2% in the same period in fiscal 2020. Gross profit was negatively impacted in the first quarter by the Company’s continued execution of the shift away from the historical focus on toll processing to the current strategic focus on product development and manufacturing.

The analytical testing operations saw an increase in gross profit for the first quarter of 2021 to $583 or 83.6% compared to $431 or 72.3% in the same period in fiscal 2020.

	For the three months ended
Operating expenses	February 28, 2021 $	February 29, 2020 $
Advertising and promotion	364	383
Depreciation and amortization	2,508	2,409
Facility costs	470	372
General and administrative	757	400
Impairment loss on trade receivables	62	358
Insurance	372	285
Management and consulting fees	702	667
Professional fees	562	512
Research, extraction and lab supplies	661	912
Share-based payments	1,730	2,719
Travel and business development	19	210
Wages and salaries	3,708	2,298

Advertising and promotion

Advertising and promotion expenses decreased to $364 for the three months ended February 28, 2021, compared to $383 in the same period in fiscal 2020. The decrease is a result of decreased marketing & media expenses as the Company switches the focus of marketing efforts. In addition, expenses related to conferences decreased as a result of fewer conferences during the COVID-19 pandemic.

Depreciation and amortization

Depreciation and amortization expense increased to $2,508 for the three months ended February 28, 2021, compared to $2,409 in the same period in fiscal 2020. The increase in depreciation for the first quarter is attributable to the K2 production facility being put in-service during the quarter and additional extraction, post-processing, white label product formulation and manufacturing equipment to ramp up processing capacity to meet anticipated demand from industry partners. During the three months ended February 28, 2021, $316 (three months ended February 29, 2020 - $167) of depreciation was allocated to cost of sales.

Facility costs

Facility costs for the three months ended February 28, 2021 increased to $470, compared to $372 in the same period of fiscal 2020. The increase is a result of the K2 facility expansion and overall increased level of repair and maintenance activity, utilities and property taxes at the combined K1/K2 production facility.

General and administrative

General and administrative expenses for the three months ended February 28, 2021 increased to $757, compared to $400 in the same period of fiscal 2020. The overall increased level of activity within the Company as it continues the next stage of growth and the continued expansion of a corporate office in Toronto, ON contributed to the increased general and administrative costs in the current quarter. Due to increased activity throughout the facilities, security costs, cleaning costs, and other general office related costs all increased from 2020 to 2021.

Management Discussion & Analysis

Impairment loss on trade receivables

The Company recognized an impairment loss on the trade receivables provision of $62 for the three months ended February 28, 2021, compared to $358 in the same period of fiscal 2020. The Company continually monitors all credit balances with customers and reviews them monthly for any potential impairment considering such factors as specific payment history of balances, discussions with associated customers and a review of the credit worthiness.

Insurance

Insurance expense for the three months ended February 28, 2021 increased to $372, compared to $285 in the same period of fiscal 2020. The increase is a result of overall increased activity within the Company with production ramping up requiring additional coverage and higher limits for many components of coverage for the Company, the development of the K2 manufacturing facility, additional product insurance, and increased costs in D&O coverage.

Management and consulting fees

Management and consulting fees increased slightly to $702 for the three months ended February 28, 2021, compared to $667 in the same period in fiscal 2020. The expense in 2021 was largely driven by the commencement of consulting fees to support international expansion initiatives.

Professional fees

Professional fees increased to $562 for the three months ended February 28, 2021, compared to $512 in the same period of fiscal 2020. The increase is a result of increased legal and audit fees as the Company continues to increase scale of operations and expansion opportunities including the LYF acquisition.

Research, extraction and lab supplies

Research, extraction and lab supplies for the three months ended February 28, 2021 decreased to $661, compared to $912 in the same period of fiscal 2020. The decrease is a result of reduced external research and development activities as a result of managing impacts of the COVID-19 pandemic.

Share-based payments

Share-based payments decreased to $1,730 for the three months ended February 28, 2021, compared to $2,719 in the same period in fiscal 2020. The decrease is mainly a result of a decrease in stock option expense associated with the Company’s LTIP plan. Additionally, there was an expense of $338 (February 29, 2020 - $480) related to employee compensation agreements with certain officers of the Company.

Travel and business development

Travel and business development decreased to $19 in the three months ended February 28, 2021, compared to $210 in the same period of fiscal 2020. The decrease is a result of lower travel as the Company implemented restrictions on travel to keep employees safe during the COVID-19 pandemic.

Salaries and wages

Salaries and wages increased to $3,708 in the three months ended February 28, 2021, compared to $2,298 in the same period in fiscal 2020. The increase reflects the general expanding scale of operations and required resources to support that growth in all areas of the business, including the continued expansion of the Toronto office and K2 facility. In addition, the company applied for a Government of Canada subsidy, the Canadian Emergency Wage Subsidy, as a result of the COVID-19 pandemic which reduced wages by $1,532 in the quarter ended February 28, 2021 (February 29, 2020 $nil).

Management Discussion & Analysis

QUARTERLY RESULTS

The following table presents certain unaudited financial information for each of the eight quarters up to and including the quarter ended February 28, 2021. The information has been derived from our unaudited quarterly consolidated financial statements. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

	Three Months Ended
	February 28, 2021 $	November 30, 2020 $	August 31, 2020 $	May 31, 2020 $
Revenue	21,774	17,932	18,517	17,627
Loss and comprehensive loss	(6,153)	(16,634)	(3,064)	(3,528)
Basic loss per share	(0.05)	(0.13)	(0.02)	(0.03)
Diluted loss per share	(0.05)	(0.13)	(0.02)	(0.03)

	Three Months Ended
	February 29, 2020 $	November 30, 2019 $	August 31, 2019 $	May 31, 2019 $
Revenue	31,980	30,624	16,461	8,800
Income (loss) and comprehensive income (loss)	2,543	4,466	5,893	(10,530)
Basic income (loss) per share	0.02	0.04	0.05	(0.10)
Diluted income (loss) per share	0.02	0.04	0.05	(0.10)

FINANCIAL POSITION

The following table provides a summary of the Company’s financial position as at February 28, 2021 and November 30, 2020.

	February 28, 2021	November 30, 2020
	$	$
Total assets	199,395	167,567
Total liabilities	39,743	40,190
Share capital	195,692	162,585
Deficit	(62,936)	(56,783)

Total assets

Total assets increased to $199,395 as at February 28, 2021 from $167,567 as at November 30, 2020, primarily due to the increase in cash as a result of proceeds received from the bought deal financing closed on January 29, 2021. In addition, property, plant and equipment increased as a result of construction on the Company’s expanded production facility adjacent to the existing Kelowna, BC facility. As at February 28, 2021, the Company had a cash balance of $49,300.

Total liabilities

Total liabilities decreased to $39,743 as at February 28, 2021 from $40,190 as at November 30, 2020, primarily due to scheduled payments on the credit facility and lease liabilities. In addition, the Company decreased the onerous contract provision balance as biomass volumes were received against the contract.

Share capital

Share capital increased to $195,692 as at February 28, 2021 from $162,585 as at November 30, 2020, primarily due to the issue of units through the bought deal financing (19,364,000 shares - $32,701 net of $2,929 share issuance costs). In addition, share capital also increased due to a first quarter RSU release of $68 and share based payments associated with certain employment agreements of $338.

Management Discussion & Analysis

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Management intends to finance operating costs over the next twelve months with current cash on hand, proceeds from the exercise of warrants and stock options, and raising additional capital through equity or debt. There is no assurance that the Company will be successful in raising additional capital on commercially reasonable terms or at all. See “Risks and Uncertainties”. See discussion under K2 Facility and Pommies Build Out discussion under “Corporate Highlights” for discussion of capital requirements to execute on planned expansion opportunities.

On January 29, 2021, the Company closed a bought deal financing, pursuant to which the Company issued 19,364,000 units valued at $39,696 which were comprised of one common share of the Company and one-half share purchase warrant. Each full share purchase warrant is exercisable at a price of $2.55 per share for a period of thirty-six months from the date of closing. In connection with the financing, the Company incurred share issuance costs of $2,929.

On May 29, 2020, the Company entered into a syndicated credit facility (the “Credit Facility”) with a pair of Canadian Financial Institutions (together, the “Lenders”). As of February 28, 2021, there remains a balance outstanding under the term loan facility of $9,000 and the secured revolving facility of up to $10,000 remains undrawn. As of February 28, 2021, the Company was in breach of certain financial covenants under the credit facility. Accordingly, the remaining balance outstanding under the term facility of $9,000 was classified as current and recorded at the amount due on demand on the Company’s balance sheet. The Company continues to work with the Lenders to amend certain covenants and obtain a waiver for the period ending February 28, 2021. The Company continues to have a strong financial position which provides the Company the flexibility to repay the facility in full at any time.

As at February 28, 2021, the Company had $49,300 of cash, $29,217 of trade and other receivables, $2,122 of income tax receivable, $14,468 of accounts payable and accrued liabilities, $9,000 term loan, $10,611 contractual obligation, lease liabilities of $4,315 and income tax payable of $414. As of November 30, 2020, the Company had $20,344 of cash, $1,032 of marketable securities and derivatives, $27,544 of trade and other receivables, $1,236 of income tax receivable, $14,396 of accounts payable and accrued liabilities, $8,938 term loan, $10,701 contractual obligation, lease liabilities of $4,450 and income tax payable of $6,280.

	For the three months ended
	February 28, 2021	February 29, 2020
	$	$
Operating activities	96	(352)
Financing activities	36,000	472
Investing activities	(7,140)	(14,428)

Operating activities

Net cash received from operating activities for the three months ended February 28, 2021 was $96 as a result of a decrease in non-cash working capital of $2,349, and non-cash expenses related to share based payments of $1,730, depreciation and amortization of $2,824, impairment loss on trade receivables of $62, accretion of $704, interest expense of $54 and an impairment loss on inventory of $352. This increase was partially offset by the loss for the period of $6,153, recovery of income taxes of $970, foreign exchange gain of $210, interest income of $217, gain on disposal of capital assets of $34 and a gain on marketable securities and derivatives of $395 . During the comparative period ended February 29, 2020 net cash used was $352 as a result of an increase in non-cash working capital of $10,905, partially offset by income for the period of $2,543, non-cash expenses related to share based payments of $2,719, depreciation and amortization of $2,576, and an impairment loss on inventory of $2,425.

Financing activities

Net cash received from financing activities for the three months ended February 28, 2021 was $36,000 as a result of net proceeds received from the bought deal financing of $36,767, which was offset by the exercise of RSUs of $78, payments on the term loan of $500 and payments on the lease liability of $189. During the comparative three months ended February 29, 2020 cash flow from financing activities was $472 as a result of proceeds from the exercise of warrants of $518 partially offset by payment on lease liability of $46.

Management Discussion & Analysis

The Company filed a prospectus dated October 3, 2018 (the “2018 Prospectus”). Since the 2018 Prospectus, the Company has progressed with its business plan and continues to remain substantially in line with the budget and timing estimates disclosed in the 2018 Prospectus, with the exception of the geographic expansion facility buildout and related equipment purchase, which remains on time but the combined budget has decreased from $7,000 to $6,000. Set out below is an approximate breakdown of the funds spent by the Company to date from the proceeds disclosed in the 2018 Prospectus, compared with the estimated expenditures as disclosed in the 2018 Prospectus:

Expected expenditures	Expected Expenditures for 2018 (As per the 2018 Prospectus) $	Expected Expenditures for 2019 (As per the 2018 Prospectus) $	Total Expected Expenditures (As per the 2018 Prospectus) $	Approximate Actual Expenditures (to February 28, 2021) $
Acquisition of 230 Carion Road	4,000	-	4,000	4,500
Acquisition of additional extraction and post- processing equipment at 230 Carion Road to meet demand	6,000	-	6,000	5,900
Complete domestic geographic expansion analysis and acquire facility in strategic location	-	4,000	4,000	3,500
Complete buildout of facility selected for geographic expansion	-	2,000	2,000	800
Acquire equipment for new facility selected for geographic expansion	-	5,000	5,000	1,300
Total expenditures	10,000	11,000	21,000	16,000

The Company filed a prospectus dated April 2, 2019 (the “2019 Prospectus”). Since the 2019 Prospectus, the Company has progressed with its business plan and continues to remain substantially in line with the budget and timing estimates disclosed in the 2019 Prospectus, with the exception of the retrofit of the building at 180 Carion Road which on November 22, 2020 the Company received an amendment to its existing Health Canada processing license to allow operations to commence at the second facility. The scope of this build out and equipment fit up has increased resulting in an increase in the combined budget to between $29,000 and $32,000. Set out below is an approximate breakdown of the funds spent by the Company to date from the proceeds disclosed in the 2019 Prospectus, compared with the estimated expenditures as disclosed in the 2019 Prospectus:

Expected expenditures	Expected Expenditures for 2019 / 2020 (As per the 2019 Prospectus) $	Approximate Actual Expenditures (to February 28, 2021) $
Retrofit building located on the 180 Carion Road	9,000	21,300
Purchase equipment for 180 Carion Road	11,300	-
Expansion of processing facility and extraction capacity at the 230 Carion Road	5,200	6,400
Source and secure strategic partnerships and joint venture opportunities	7,000	1,600
Total expenditures	32,500	29,300

On January 28, 2021 the Company filed a prospectus supplement (the “2021 Prospectus”). The Company issued 19,364,000 units valued at $39,696 which were comprised of one common share of the Company and one-half share purchase warrant. Each full share purchase warrant is exercisable at a price of $2.55 per share for a period of thirty-six months from the date of closing. In connection with the financing, the Company incurred share issuance costs of $2,929. The Company intends to use the net proceeds from the offering to largely pursue strategic M&A and business expansion opportunities in Canada and international markets, including in connection with “Cannabis 3.0” - related products (i.e. where cannabis is an ingredient in a consumer product) and brands, including everything from skincare, to supplements, topicals, and other products and for working capital requirements and other general corporate purposes.

Management Discussion & Analysis

Expected expenditures	Expected Expenditures for 2021/2022 (As per the 2021 Prospectus) $	Approximate Actual Expenditures (to February 28, 2021) $
Pursue strategic M&A and international/domestic expansion opportunities	36,767	-
Total expenditures	36,767	-

Investing activities

During the three months ended February 28, 2021, net cash used in investing activities was $7,140 due to the acquisition of property, plant and equipment of $8,470, acquisition of intangible assets of $117, and issuance of promissory note receivable of $750. Net cash used was partially offset by proceeds from sale of marketable securities and derivatives of $794, repayment of the promissory note for $1,614, and proceeds from sale of capital assets of $59. During the comparative three months ended February 29, 2020, net cash used in investing activities was $14,428, due to the acquisition of property, plant and equipment of $6,507 and acquisition of intangible assets of $7,921

Capital resources

The Company manages its capital structure and adjusts it based on the funds available to the Company in order to maintain existing operations and fund expansion opportunities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as shareholders’ equity and debt.

The Company is continually evaluating expansion opportunities both domestically and within certain international markets. Depending on the timing and scope of expansion opportunities identified by the Company, there will be a requirement for the investment of additional capital for the Company to continue to successfully execute on its growth strategy. Based on the ongoing analysis of potential growth opportunities, the Company is not able to currently quantify any specific non-committed future capital requirements.

The Company has historically relied on both the equity markets and debt markets to fund its activities. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable to ensure optimal capital structure to reduce cost of capital.

The Company is not currently subject to externally imposed capital requirements. As at February 28, 2021, total current assets less current liabilities totaled $77,779 (November 30, 2020 - $58,617).

OUTSTANDING SHARES, OPTIONS, SHARE UNITS AND WARRANTS

The Company is authorized to issue an unlimited number of common and preferred shares. The table below outlines the number of issued and outstanding common shares, warrants and options.

	April 14, 2021	February 28, 2021	November 30, 2020
Common shares	159,379,876	148,779,730	129,173,184
Warrants	10,682,000	18,583,098	8,901,098
Options	8,268,389	8,342,157	8,445,869
Restricted Share Units	595,620	595,620	680,707
Deferred Share Units	271,078	271,078	186,813

OFF-BALANCE SHEET AGREEMENTS

The Company has not engaged in any off-balance sheet arrangements such as obligations under guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity, any obligation under derivative instruments or any obligation under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company or engages in leasing or hedging services with the Company.

Management Discussion & Analysis

COMMITMENTS

The Company has purchase commitments for hemp and cannabis biomass totalling $9,962 over the next year.

In May, 2020, the Company renegotiated a biomass supply agreement to reduce the price paid per kilogram of biomass to address compression in pricing seen in the industry. The Company was able to proactively secure this amendment because of the reduction in prices of biomass in the market.

Management negotiated the aforementioned price reduction in order to ensure that Valens’ input biomass would remain competitive with broader market prices. This amendment also resulted in a decrease in the Company’s reported commitment under this agreement.

During the year ended November 30, 2020, the Company recognized a $1,819 onerous contract loss that has been included in the calculation of consolidated loss and comprehensive loss for the year. The onerous contract loss is related to these fixed price supply agreements, as the costs and purchase obligations under the contract exceed the economic benefits expected to be received. For agreements in which the Company recorded a prepaid deposit, the $1,819 loss was attributed against the prepaid balance of $1,000 and for all other agreements an onerous contracts provision was recorded of $819. As at February 28, 2021 the onerous contract liability remains with a balance of $547. The Company did not identify other onerous contracts in the first quarter of 2021.

Effective May 14, 2020, the Company entered into a five-year non-exclusive distribution agreement with Cannvalate Pty Ltd. (“Cannvalate”). The agreement is based on a pay for performance model, providing Cannvalate achieves milestones based on certain financial targets and facility construction and licensing timelines outlined in the agreement. The Company will pay $9,247 in consulting fees over the term of the agreement, subject to Cannvalate meeting the milestones as defined in the agreement. As at February 28, 2021, there remains $8,107 payable under the terms of this agreement.

Based on the above, the future commitments, which include other purchase commitments due in each of the next five reporting years are as follows:

$
2021	11,420
2022	1,943
2023	1,943
2024	1,943
2025	972
Thereafter	-
18,221

Obligation to issue shares

The Company has entered into an agreement with an officer, to issue the following shares:

	Number of shares to be issued
	2021	2022	2023	Total
Officer	450,000	600,000	450,000	1,500,000

There were no new commitments entered into by the Company during the period ending February 28, 2021 to issue shares. Upon termination of the services, the entitlement to the shares may be forfeited. Any share-based payments previously recognized related to the remaining unvested tranches will be reversed against profit and loss.

Management Discussion & Analysis

FINANCIAL RISK MANAGEMENT

The Company is exposed to varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Interest risk

The Company’s exposure to interest risk relates to its investment of surplus cash, restricted short-term investments and balances outstanding under the term loan. The Company may invest surplus cash in highly liquid investments with short terms to maturity and would accumulate interest at prevailing rates for such investments. At February 28, 2021, the Company had cash, and restricted short-term investments of $49,400 and a balance of $9,000 on a term loan (November 30, 2020 - $20,444 and $9,500). At February 28, 2021, a 1% decrease in interest rates would result in a reduction in interest income by $494 (November 30, 2020 - $204) and a reduction of interest expense of $90 (November 30, 2020 – $95), compared to a 1% increase in interest rates which would have an equal and opposite effect.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, restricted short-term investments, promissory note receivable, and receivables. The Company’s cash, and restricted short-term investments are held through large Canadian financial institutions and no losses have been incurred in relation to these items.

The Company’s receivables are comprised of trade accounts receivable, GST input tax credits, unbilled revenues, and government assistance receivable. In addition, the Company has $10,994 in trade accounts receivable outstanding over 60 days at February 28, 2021 (November 30, 2020 – $11,127). The expected credit loss for overdue balances is estimated to be $633 (November 30, 2020 - $573) based on subsequent collections, discussions with associated customers and analysis of the credit worthiness of the customer. Of the total invoiced trade receivables at February 28, 2021, the Company has subsequently collected, has trade payables outstanding with the same customers or has recorded a trade receivables valuation allowance loss provision representing 56% of the total balance. Of the Company’s trade receivables outstanding at February 28, 2021, 53% are held with four Health Canada licensed customers of the Company and 11% are held with four provincial boards (November 30, 2020 – 50% held with two Health Canada licensed customer and 18% held with provincial boards).

On December 4, 2020, the Company advanced $750 to LYF Food Technologies Inc under a promissory note. The promissory note accrues interest at 6.5% per annum with a stated maturity date of June 3, 2021. As security for the promissory note the Company holds security interest over the borrower’s assets.

The carrying amount of cash, restricted short-term investments, promissory note receivable, other non-current receivables and trade and other receivables represent the maximum exposure to credit risk, and as at February 28, 2021, this amounted to $80,270 (November 30, 2020 - $49,397).

Economic dependence risk

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from four Health Canada licensed customers of the Company representing 48% of total revenue in the three months ended February 28, 2021 (February 29, 2020 – four Health Canada licensed customers representing 72% of total revenue). The Company recorded sales from three provincial boards representing 39% of total revenue in the three months ended February 28, 2021 (February 29, 2020 – 0 provincial boards representing 0% of total revenue).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at February 28, 2021, the Company has $49,400 of cash and restricted short-term investments (November 30, 2020 - $21,194). The Company is obligated to pay accounts payable and accrued liabilities, current portion of the lease liability, contractual obligation and term loan with a carrying amount of $27,993 (November 30, 2020 - $18,628).

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities, and contractual obligations that are denominated in US dollars. As at February 28, 2021, a 10% appreciation of the Canadian dollar relative to the US dollar would have increased net financial assets by approximately $1,074 (November 30, 2020 – $1,073). A 10% depreciation of the Canadian dollar relative to the US dollar would have had the equal but opposite effect.

Management Discussion & Analysis

In addition, the Company is exposed to foreign currency risk on fluctuations related to a commitment that is denominated in Australian dollars. As at February 28, 2021, a 10% appreciation of the Canadian dollar relative to the Australian dollar would have decreased the commitment by approximately $811 (November 30, 2020 – $851). A 10% depreciation of the Canadian dollar relative to the Australian dollar would have had the equal but opposite effect.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of these condensed interim consolidated financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i)	The inputs used in calculating the fair value for share-based payment expense included in loss and comprehensive loss.

ii)	The valuation of shares and other equity instruments issued in non-cash transactions. Generally, the valuation of non-cash transactions is based on the value of the goods or services received. When non-cash transactions are entered into with employees and those providing similar services, the non-cash transactions are measured at the fair value of the consideration given up using market prices.

iii)	Amortization of property, plant and equipment and intangible assets are dependent upon the estimated useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

iv)	Valuation and impairment testing of intangible assets and goodwill. This assessment included a consideration of external and internal indicators that the asset may be impaired.

v)	Inventory is carried at the lower of cost or net realizable value. The determination of net realizable value involves significant management judgement and estimates, including the estimation of future selling prices.

vi)	The Company applied judgement in analysing fixed price supply agreements to determine whether the costs and purchase obligations under the contract exceed the economic benefits expected to be received from it. Management measures onerous contracts as a provision or a reduction to prepaid deposits associated with the agreement.

CHANGES IN ACCOUNTING POLICIES

New IFRS Standards that are effective for the current year:

(i)	Amendments to IFRS 3, Business combination (“IFRS 3”)

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or an asset acquisition. The amendments provide an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company adopted this amendment during the period ended February 28, 2021 and has determined that there will be no material impact to the Company’s condensed interim consolidated financial statements.

Management Discussion & Analysis

New IFRS Standards in issue but not yet effective:

(ii)	Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2023 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

(iii)	Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023 The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

RELATED PARTY TRANSACTIONS

Goods and Services

The Company entered into certain transactions with related parties as follows:

		Three months ended		As at
		February 28, 2021	February 29, 2020	February 28, 2021	November 30, 2020
		$	$	$	$
Name and Relationship to Company	Transaction	Expense		Balance Payable (Receivable)
Kosha Projects Inc., a company in which Ashley McGrath, a director, has a 50% interest	Farms Termination(1)	-	931	-	-

(1)	On December 17, 2019, the Company terminated its joint venture agreement to create the Farms facility with Kosha, a company in which Ashley McGrath, a director of the Company, has a 50% interest.

Key Management Compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. The Company has defined key management personnel to include the CEO, CFO, COO, President, Executive Vice Presidents and directors of the Company.

The remuneration paid or accrued for the Company’s key management personnel and directors are as follows:

	Three-month period ended
	February 28, 2021	February 29, 2020
	$	$
Management and consulting fees
Tyler Robson, Chief Executive Officer and director	-	131
Irwin Professional Corp, a company controlled by Chris Irwin – former director of the Company	-	21
Total	-	152

Management Discussion & Analysis

Wages and salaries(1)
Tyler Robson, Chief Executive Officer and director	131	-
Jeff Fallows, President	88	88
Chantel Popoff, Chief Operating Officer	68	69
Chris Buysen, Chief Financial Officer	65	65
Everett Knight, EVP Corporate Development & Capital Markets	56	50
Ashley McGrath, director	35	20
Nitin Kaushal, director	24	26
Deepak Anand, director	20	20
Andrew Cockwell, director	20	-
Karin McCaskill, director	21	-
Total	528	338
Share-based payments(2)
Tyler Robson, Chief Executive Officer and director	517	516
Jeffery Fallows, President	254	412
Chantel Popoff, Chief Operating Officer	107	142
Chris Buysen, Chief Financial Officer	96	156
Everett Knight, EVP Corporate Development & Capital Markets	65	167
Deepak Anand, director	42	30
Ashley McGrath, director	42	30
Nitin Kaushal, director	42	30
Andrew Cockwell, director	30	-
Karin McCaskill, director	30	-
Chris Irwin, former director	-	30
Total	1,225	1,513

(1)	Wages and salaries includes both salary and short term incentive plan (STIP) amounts.

(2)	Share-based payments are the fair value of options, RSU’s and DSU’s granted and vested to key management personnel and directors of the Company under the Company’s Omnibus LTIP plan and legacy stock option plan and the grant of common shares of the Company under employment and consulting agreements.

Related Party Balances

The following related party amounts were included in (a) accounts payable and accrued liabilities and (b) receivables:

	As at
	February 28, 2021	November 30, 2020
	$	$
Receivables:
(b) Officers of the Company(1)	891	771

(1)	On January 20, 2021, repayment terms on these receivable balances, related to withholding taxes on share based payments, were agreed to with key management personnel. The balances are due January 20, 2024 and accrue interest at a rate of 2.45% per annum. For the three months ended February 28, 2021, the balances accrued $4 of interest income.

RISK FACTORS

Many factors could cause the Company’s actual results, performance and achievements to differ materially from those expressed or implied by the forward-looking statements and forward-looking information, including without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” in the Company’s Annual Information Form dated February 24, 2021 available at www.sedar.com, which risk factors are incorporated by reference into this document, and should be reviewed in detail by all readers:

Management Discussion & Analysis

•	The Company may be adversely affected by significant outbreak or threat of outbreaks of viruses or other infectious diseases or similar health threats, including the continued and ongoing outbreak of COVID-19 nationally and globally, which could disrupt our processing activities, supply chains and sales channels, and result in a reduction in supply of, or demand for, the Company’s products as a result of travel restrictions, work refusals by and mandatory accommodations for employees, changing demand by consumers, mass quarantines, confinements, lock-downs or government-imposed closures in Canada or internationally, which could adversely impact materially the company’s business, operations or financial results;

•	The Company’s credit facility, could expose the Company to risks that its cash flows may become insufficient to satisfy required payments of principal and interest, the risk of increased interest rates as certain of the Company’s borrowings would likely be at variable rates of interest, and enforcement risk in the event of default;

•	The credit facility contains covenants that require the Company to maintain certain financial ratios. If the Company does not maintain such ratios, it could have consequences for the availability of credit under the credit facility or result in repayment requirements that the Company may not be able to satisfy. Restrictions and covenants from those facilities may limit the Company's ability to execute its plans;

•	Regulatory scrutiny of the Company’s industry may negatively impact its ability to raise additional capital;

•	The Company could be negatively impacted by its customers’ inability to raise additional capital;

•	The Company’s ability to process, store and sell cannabis in Canada is dependent upon licenses from Health Canada which are subject to ongoing compliance and reporting requirements;

•	The Company may have difficulty accessing the service of banks and processing credit card payments in the future, which may make it difficult for the Company to operate;

•	The activities of the Company are subject to regulation by governmental authorities, particularly Health Canada;

•	The Company is subject to restrictions from the TSX which may constrain the Company’s ability to expand its business internationally.

•	The Company’s operations are subject to various laws, regulations and guidelines relating to the manufacture, marketing, management, transportation, storage and disposal of cannabis but also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment;

•	Third parties the Company does business with may perceive that they are exposed to reputational risk as a result of the Company’s cannabis business activities;

•	The operation of the Company can be impacted by adverse changes or developments affecting the facilities of the Company’s wholly-owned subsidiaries;

•	The Company’s ability to recruit and retain management, skilled labour and suppliers is crucial to the Company’s success;

•	The Company’s growth strategy contemplates outfitting its facilities with additional production resources. A variety of factors could cause these activities to not be achieved on time, on budget, or at all. As a result, there is a risk that the Company may not have product or sufficient product available to meet the anticipated demand or to meet future demand when it arises;

•	The Company and its wholly-owned subsidiaries have limited operating histories;

•	The Company has a history of net losses, may incur significant net losses in the future and may not achieve or maintain profitability;

•	The adult-use cannabis industry is encountering price compression, which may adversely impact the Company’s profitability. In addition, such price compression, as well as, or together with, oversupply of certain types of inventory in the industry, may result in the Company incurring additional impairment losses on inventory in the event the cost of our inventory exceeds its net realizable value. The continuing evolution of these market conditions represent ongoing uncertainties that may affect the Company’s future financial results.

Management Discussion & Analysis

•	Even if its financial resources are sufficient to fund its current operations, there is no guarantee that the Company will be able to achieve its business objectives. The continued development of the Company may require additional financing and there can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company;

•	There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company;

•	The Company believes the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of the Company’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity;

•	As a manufacturer and distributor of products designed to be ingested or inhaled by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of our products involve the risk of injury or loss to consumers due to tampering by unauthorized third parties, product contamination, unauthorized use by consumers or other third parties;

•	The products of the Company’s wholly-owned subsidiaries could be subject to the recall or return of their products for a variety of reasons. If a product recall or return should happen, the Company could be required to incur unexpected expenses and divert management attention and could see harm caused to its image and product sales decline. In addition, as result of the product recall or return, the Company and its wholly-owned subsidiaries could face increased operational scrutiny by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses;

•	Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Company;

•	The Company is largely reliant on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry in Canada. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company;

•	The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls;

•	The Company’s ability to implement and maintain internal controls over financial reporting and disclosure and procedures;

•	The Company may engage in acquisitions or other strategic transactions or make investments that could result in significant changes or management disruption;

•	The Company could fail to integrate acquired companies into the business of the Company;

•	Completed acquisitions, strategic transaction or investments could fail to increase shareholder value;

•	The Company may become party to litigation, mediation and/or arbitration from time to time in the ordinary course of business which could adversely affect its business;

•	There can be no assurance that an active and liquid market for the common shares will be maintained and an investor may find it difficult to resell any securities of the Company;

Management Discussion & Analysis

•	The Company does not anticipate paying any dividends on the common shares in the foreseeable future. Dividends paid by the Company would be subject to tax and, potentially, withholdings;

•	The Company’s operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land; the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety;

•	In recent years, securities markets have experienced extremes in price and volume volatility. The market price of securities of many early stage companies, among others, have experienced fluctuations in price which may not necessarily be related to the operating performance, underlying asset values or prospects of such companies. It may be anticipated that any market for the Company’s shares will be subject to market trends generally and the value of the Company’s shares on a stock exchange may be affected by such volatility;

•	Rapid destabilization of global economic conditions, including as a result of the COVID-19 pandemic, may negatively impact the Company’s financial viability as a result of increased financing costs and limited access to capital markets;

•	The expansion into international operations will result in increased operational, regulatory and other risks;

•	The cannabis industry is in its early stages of development and the Company, and their competitors, may seek to introduce new products in the future. In attempting to keep pace with any new market developments, the Company may need to expend significant amounts of capital in order to successfully develop and generate revenues from new products introduced by the Company, and additional regulatory approvals from government agencies and any other applicable regulatory authorities, which may take significant amounts of time. The Company may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on the Company;

•	The Company’s operations may depend, in part, on how well it and its suppliers protect networks, equipment, information technology systems and software against damage from a number of threats, including, but not limited to, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations may also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses;

•	The cannabis business is subject to several risks that could result in damage to or destruction of properties or facilities or cause personal injury or death, environmental damage, delays in production and monetary losses and possible legal liability. It is not always possible to fully insure against such risks, and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company;

•	The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management’s services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company; and

•	The Company’s directors and officers may serve as directors and officers or may be associated with other reporting companies or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the transaction. If a conflict of interest arises, the Company will follow the provisions of the Business Corporations Act, British Columbia (“Corporations Act”) in dealing with conflicts of interest. These provisions state, where a director/officer has such a conflict, that the director/officer must at a meeting of the Board, disclose his interest and refrain from voting on the matter unless otherwise permitted by the Corporations Act. In accordance with the laws of the Province of British Columbia, the directors and officers of the Company are required to act honestly, in good faith and in the best interests of the Company.

Management Discussion & Analysis

Dividends

The Company has no dividend record and is unlikely to pay any dividends over the next fiscal year as it intends to deploy available funds for growth opportunities in the cannabis sector. Any future determination to pay dividends will be at the discretion of the Board of Directors and will depend on the Company’s financial condition, results of operations, capital requirements and such other factors as the Board of Directors deem relevant.

Nature of the Securities

The purchase of the Company’s securities involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks. The Company’s securities should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in the Company’s securities should not constitute a major portion of an investor's portfolio.

Proposed Transactions

There are currently no significant proposed transactions except as otherwise disclosed in this MD&A. Confidentiality agreements and non-binding agreements may be entered into from time to time, with independent entities to allow for discussions of the potential acquisition and/or development of potential business relationships.

Approval

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee. This Committee meets periodically with management and annually with the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders of the Company. The Board of Directors of the Company has approved the financial statements and the disclosure contained in this MD&A.

CANADIAN SECURITIES ADMINISTRATORS NATIONAL INSTRUMENT 52-109

The Chief Executive Officer and Chief Financial Officer, in accordance with National Instrument 52-109 (“NI 52-109”), have both certified that they have reviewed the financial report and this MD&A (the “Filings”) and that, based on their knowledge having exercised reasonable diligence, (a) the Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made with respect to the period covered by the filings; and (b) the financial report together with the other financial information included in the Filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the Filings.

The Company’s internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management is responsible for establishing and maintaining adequate ICFR for the Company. Management, including the CEO and CFO, does not expect that the Company’s ICFR will prevent or detect all errors and all fraud or will be effective under all future conditions. A control system, no matter how well designed, is subject to inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable, but not absolute, assurance that the control objectives will be met with respect to financial statement preparation and presentation.

CSA National Instrument 52-109 requires the CEO and CFO to certify that they are responsible for establishing and maintaining ICFR for the Company and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. The CEO and CFO are also responsible for disclosing any changes to the Company’s internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. There have been no significant changes in the Company's internal controls during the quarter ended February 28, 2021 that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting.

Management Discussion & Analysis

DIRECTORS AND OFFICERS

Tyler Robson – Chief Executive Officer, Director	Andrew Cockwell – Director
Chris Buysen – Chief Financial Officer	Ashley McGrath – Director
Chantel Popoff – Chief Operating Officer	Deepak Anand – Director
Jeff Fallows - President	Karin McCaskill – Director
Paul Kunynetz – General Counsel and Corporate Secretary	Nitin Kaushal – Director
Everett Knight – Executive Vice President, Corporate
Development and Capital Markets

OTHER REQUIREMENTS

Additional disclosure of the Company’s material change reports, news releases and other information can be obtained on SEDAR at www.sedar.com.

On Behalf of the Board,

THE VALENS COMPANY INC.

“Tyler Robson”	“Nitin Kaushal”
Tyler Robson	Nitin Kaushal

AT VALENS,
IT'S PERSONAL.
TSX: VLNS | OTCQX: VLNCF